SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 30, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.


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Press Release                                    [IMAGE OMITTED] [IMAGE OMITTED]

FOR IMMEDIATE RELEASE

                             Alcan and CGI TO sign a
                       long-term IT outsourcing agreement

                Partnership will create 60 new high-tech jobs and further develop a diversified industrial base in the Saguenay region


Saguenay, Quebec - July 30, 2002 - Alcan Inc. (NYSE, TSX: AL) and CGI Group Inc.
(CGI) (TSX: GIB.A; NYSE: GIB) today announced the signing of a memorandum of understanding for a 10-year information technology (IT) outsourcing agreement valued at CDN$200 million.

The final contract, expected to be signed in October 2002, will lead to the creation of 60 additional jobs while maintaining 100 existing jobs at CGI's application development and technology support centre in Saguenay.

"We are pleased to team up with another outstanding Quebec-based company to create jobs in the region and develop new skills in the workforce," said Travis Engen, president and CEO of Alcan Inc. "I am confident that CGI will continue to provide us with top-notch services. By outsourcing certain IT services, we will have a more efficient IT infrastructure and a greater return on our IT investment."

The CGI solution was selected after a rigorous analysis of Alcan's IT requirements and after reviewing all alternatives. CGI will manage Alcan's help desk operations and provide user support, data centre management services as well as electronic messaging systems. It will serve Alcan's operations in Quebec, British Columbia as well as some operations in the United States.

Serge Godin, chairman and CEO of CGI added, "We are very proud of our long partnership with Alcan, one that dates back almost to our beginnings. Our ability to serve our clients within North America from Saguenay is something upon which we want to expand further. We employ dedicated, highly-skilled professionals in the region and, thanks to Alcan, we look forward to growing this team as we continue to serve our clients worldwide from our centre in the Saguenay."

From its development centre, CGI has served Alcan for over 20 years, providing everything from consulting services to basic infrastructure support to delivering IT projects. This initiative will permit CGI to expand its center from 200 to 260 employees.

About Alcan

Alcan is a multinational, market-driven company and a global leader in aluminum and specialty packaging with 2001 revenues of US$12.6 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 48,000 people and has operating facilities in 38 countries.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Statements made in this press release which describe the Company's intentions, expectations or predictions may be forward-looking statements within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Form 10-Q for a summary of major risk factors.


                                     - 30 -

For more information:

Alcan

Media Contact:                                Investment Community Contact:
Margot Tapp                                   Jo-Ann Longworth
Head, communications and information          Director, investor relations
(418) 699-4005                                (514) 848-8368



CGI

Media Contact:                                Investment Community Contact:
Eileen Murphy                                 Julie Creed
Director, media relations                     Vice president, investor relations
(514) 841-3430                                (312) 201-4803

                                              Ronald White
                                              Director, investor relations
                                              (514) 841-3230

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CGI GROUP INC.
                                               (Registrant)


Date:    July 30, 2002                     By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary